E.B.



19006111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **67882**

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _01-01-2018_ AND ENDING _12-31-2018_
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: v PE Wertpapierhandels Bank AG

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Maximiliansplatz 17
(No. and Street)

Munich   _Germany_   _80333_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARS EWALDSEN   _+ 49 89 296491_
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO AG   _WPG_
(Name – if individual, state last, first, middle name)

Landaubogen 10   _Munich_   _Germany_   _81373_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __LARS EWALDSEN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __UPE Wertpapierhandels Bank AG__ , as of __December, 31st__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Notary Public

_____
Signature

CEO
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

URNr. 454 L/2019

I hereby certify, that the above is the true signature, subscribed in my presence, of

Mr. Lars **Ewaldsen**,
born 16th of May 1963,
Business address: 80333 Munich, Maximilianplatz 17,
personally known to me.

After inspection of the register at the court of registration in Munich on this 26th day of February 2019, I hereby state, that the company
vPE WertpapierhandelsBank AG
with its official seat in München,
is registered under HRB 123226 and that Mr. Lars Ewaldsen as Member of the Board is allowed to act solely on behalf of the company.

Munich, this 26th of February 2019

Konrad Lautner,
notary public

vPE WertpapierhandelsBank AG

Consolidated Financial Statement and
Supplemental Schedules filed pursuant to
Rule 17a-5 under the Securities and
Exchange Act of 1934
for the year ended December 31, 2018
Exemption Report
for the year ended December 31, 2018
Reports of Independent Registered Public Accounting
Firm on Consolidated Financial Statements and
Exemption Report respectively

AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Statement of Financial Condition as of December 31, 2018

Consolidated Statement of Operations for the year ended December 31, 2018

Consolidated Statement of Changes in Shareholder's Equity for the year ended December 31, 2018

Consolidated Statement of Changes in Cash Flows for the year ended December 31, 2018

Notes to the Consolidated Financial Statements as of and for the year ended December 31, 2018

SUPPLEMENTAL SCHEDULES

Schedule I: Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
                      under the Securities Exchange Act of 1934

Schedule II: Reconciliation with vPE Wertpapierhandelsbank AG's computation of
                      Net Capital (included in part II of form X-17A-5 as of December 31, 2018)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report



Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of vPE WertpapierhandelsBank AG
Munich, Germany

Opinion on the Consolidated financial Statements

We have audited the accompanying consolidated statement of financial condition of vPE Wertpa-pierhandelsBank AG (the "Company") as of December 31, 2018, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules "Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934" and "Reconciliation with vPE Wertpa-pierhandelsBank AG's computation of Net Capital (included in Part II of Form X-17A-5 as of December 31, 2018)" (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the "Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934" and "Reconciliation with vPE WertpapierhandelsBank AG's Computation of Net Capital (included in Part II of Form X-17A-5 as of December 31, 2018)" is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.



We have served as the Company's auditor since 2014.

BDO AG Wirtschaftsprüfungsgesellschaft

Munich, Germany

February 26, 2019

vPE WertpapierhandelsBank AG
Consolidated Statement of Financial Condition
December 31, 2018
(Dollars in Thousand)

	Dec. 31, 2018 US$
ASSETS	
Cash and cash equivalents	788
Other current assets	140
Receivables from brokers, dealers and clearing organizations	2,247
Furniture, equipment and leasehold improvements, net	479
TOTAL	**3,654**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Bank loans payable	194
Payables to broker-dealers and clearing organizations	214
Accounts payable, accrued expenses, and other liabilities	638
TOTAL LIABILITIES	**1,046**
STOCKHOLDERS' EQUITY	
Common stock, EUR 1 par value: 840,000	
shares outstanding as of December 31	962
Additional Paid-In-Capital	968
Accumulated profit	641
Foreign Currency Adjustment	37
TOTAL STOCKHOLDERS' EQUITY	**2,608**
TOTAL	**3,654**

*Translated into USD at 1.14500 USD/EUR

The accompanying notes are an integral part of these consolidated financial statements.

vPE WertpapierhandelsBank AG
Consolidated Statement of Operations
For the year ended December 31, 2018
(Dollars in Thousand)

	2018 US$
REVENUE	
Commissions	20,448
Investment advisory fees	503
Other income	98
TOTAL REVENUE	**21,049**
EXPENSES	
Employee compensation and benefits	6,957
Floor brokerage, exchange and clearance fees	10,088
Marketing and travel expenses	177
Communication and data processing	654
Occupancy	1,110
Other expenses	1,893
TOTAL EXPENSES	**20,879**
RESULT BEFORE INCOME TAXES	170
INCOME TAXES	83
Net Income	**87**
Other Comprehensive Income	
Currency Translation Adjustment	(32)
Total Comprehensive Income	**55**

*Translated into USD at 1.18100 USD/EUR

The accompanying notes are an integral part of these consolidated financial statements.

vPE WertpapierhandelsBank AG
Consolidated Statement of Changes in Stockholders' Equity
For the year ended December 31, 2018
(Dollars in Thousand)

	Common Shares	Stock Amount US$	Additional Paid-In-Capital US$	Re-tained Earnings US$	Currency Transla-tion US$	Total Stockholders' Equity US$
BALANCE AT JANUARY 1, 2018	767,500	880	387	554	69	1,890
Capital Increase	72,500	82	581			663
Comprehensive Income				87	(32)	55
BALANCE AT DECEMBER 31, 2018*	840,000	962	968	641	37	2,608

*Translated into USD at closing exchange rate 1.14500 USD/EUR

The accompanying notes are an integral part of these consolidated financial statements.

vPE WertpapierhandelsBank AG
Statement of Consolidated Cash Flows
For the year ended December 31, 2018
(Dollars in Thousand)

	2018 US$
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	87
Adjustment to reconcile profit of the year to net cash used in operating activities:	
Depreciation and amortization	87
CHANGE IN:	
Receivables from broker-dealers and clearing organizations	(81)
Other current assets	(18)
Payables to broker-dealers and clearing organizations	(747)
Accounts payable and accrued expenses	(893)
NET CASH USED IN OPERATING ACTIVITIES	(1,565)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment and leaseholders improvements	(83)
NET CASH USED IN INVESTING ACTIVITIES	(83)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital increase	685
Loan decrease	(18)
NET CASH PROVIDED BY FINANCING ACTIVITIES	667
NET DECREASE IN CASH AND CASH EQUIVALENTS	(981)
Foreign Currency Adjustment	(22)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,791
CASH AND CASH EQUIVALENTS, END OF YEAR	788

*Translated into USD at 1.1810/1.1450 USD/EUR

The accompanying notes are an integral part of these consolidated financial statements.

1 Organization and nature of business

vPE WertpapierhandelsBank Aktiengesellschaft (the "Company" or „vPE") is a corporation organized under the laws of the Federal Republic of Germany. The Company is engaged in a single line of business as a securities broker-dealer registered with the SEC, which comprises primarily two classes of services: commissions and investment advisory fees. The core business of the Company is in pure brokerage services as well as money management and consolidated financial portfolio management. The company is a member of the FINRA.

The consolidated financial statements include two wholly owned corporate subsidiaries (vPE Wealth Office GmbH, vPE Asset Management GmbH) and a wholly owned limited partnership (vPE Private GmbH & Co. KG). vPE has established the subsidiaries in 2018to expand the investment opportunities of vPE's clients. The subsidiaries did not have started with business activities in 2018.

The Company is owned by Mr. von Pfetten (6.55%) and Mr. Terpogossov (5.95%), remaining part is in free float (87.50%).

2 Significant Accounting policies

Basis of Presentation

The consolidated financial statements include the consolidated accounts of the Company audits affiliates and are presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practice.

Exchange Rate and Currency Information

The company´s functional currency is the Euro. Transactions in foreign currency are recorded initially in the functional currency at the rate effective as at transaction date. Monetary assets and liabilities reported in foreign currency are translated into the functional currency at the rates effective as at reporting date.

The translation into the reporting currency US-Dollars is made as follows:

- all assets as well as equity and liabilities, both monetary and non-monetary, are translated at the closing exchange rates at the date of the statement of consolidated financial condition presented;

- all income and expenses in the consolidated statement of operations are translated at the average exchange rates for the period presented; and

- all resulting exchange differences are recognized as a separate component in equity (adjustments from foreign currency translation).

We made these translations at USD 1.14500 per Euro, the rate of the European Central Bank as at December 31, 2018 for the consolidated statement of financial condition and at USD 1.18100 per Euro, the average rate for the year beginning January 1, 2018 and ending December 31, 2018 for the consolidated statement of operations and for the consolidated statement of cash flows.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

All significant intercompany transactions within the group are eliminated. There was no income from the subsidiaries in 2018.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company is subject to corporate income tax (CIT) and local trade tax (TT) in Germany.

The respective enacted tax rate is 31.182 per cent (prior year: 31.082 per cent) consisting of CIT 15.825 per cent and TT 15.357 per cent (prior year: 15.257 per cent). The trade tax rate for 2018 results from a change of the weighted personnel expenses.

Since the last tax examination for CIT and TT has been executed by the German consolidated financial authorities for the years including 2014, the years 2015 to 2018 remain subject to examination.

Tax Rate Reconciliation	Dollars in Thousand
EBT (profit (+) / loss (-))	170
Expected income tax expense ("+")	53
Reconciling items resulting from	
non-deductible expenses	30
True-up	0
current benefit arising from previously unrecognized tax losses	0
Actual income tax expense	83

The income tax expense is the current income tax for the year 2018.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Depreciation

Fixed assets are recorded at historical costs and depreciated over their estimated economic useful lives, generally three to five years using the straight-line method.

Intangible assets are also recorded at historical cost and amortized over their estimated economic useful lives, generally four years using the straight-line method.

STATEMENT OF CHANGES IN FIXED ASSETS

	carrying amount 01.01.2018	Additions	Deprec./amort./ write-downs	carrying amount 31.12.2018
	US$	US$	US$	US$
A. Fixed assets				
I. Tangible fixed assets				
1. Other equipment, operating and office equipment	486	80	87	479
Total tangible fixed assets	486	80	87	479
Total fixed assets	486	80	87	479

Statement of Consolidated Cash Flows

For purposes of the Statement of Consolidated Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3 Cash

Cash and cash equivalents consist of the following as of December 31, 2018

	December 31, 2018 (Dollars in Thousand)
Deutsche Bank AG	728
Others	60
CASH TOTAL	**788**

Cash represents cash at bank, with daily disposal. Cash and cash equivalents are stated at nominal value. Foreign currencies were translated at the closing rate.

4 Receivables from and payables to broker-dealers

Amounts receivable and payable to broker-dealer and clearing organizations on December 31, 2018 consist of the following:

RECEIVABLES	December 31, 2018
	(Dollars in Thousand)
Broker-dealers	2,247
TOTAL RECEIVABLES	**2,247**

PAYABLES	
Broker-dealers	214
TOTAL PAYABLES	**214**

5 Concentration of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other consolidated financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or of the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6 Related Party

The Company is not involved in significant financing and other transactions with shareholders and does not have unusual transactions with related parties.

7 Commitments and Contingent Liabilities

Bank loans payable

The company has to pay monthly interest rates and amortization rates to the Audi Bank AG for the purchase of 3 cars. Those redemption payments are reducing the liabilities of the company. The last rate and a possible final redemption payment for the 3 cars have to be paid at the end of September 2021.The annual interest and amortization rate payments amount to US$ 23 thousand.

Leases

The Company is obliged to rental payments under various non-cancellable rental agreements, primarily for rental of office space (duration Munich: until April 2021; duration Berlin: until March and September

2021, duration Dusseldorf: until July 2020 and August 2022; duration Hamburg and Essen; within 3 months' notice) and of five cars (2 Mercedes cars, duration June 2019 and April 2022; 1 Volkswagen Group car, duration November 2020; 2 Tata Motors cars duration July 2020 and September 2020). The annual minimum lease payment amounts to US$ 1,110 thousand. The 5 year and the total lease payment amounts to US$ 2,695 thousand.

Legal Matters

In ordinary course of business, various legal actions are brought and are pending or threatened against the Company. The Company is also involved, from time to time, in reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, fines, penalties, injunctions, or other relief. While the outcome of such claims or other proceedings cannot be predicted with certainty, Management expects that such liabilities, to the extent not provided for by insurance, will not have a material adverse effect on the company's consolidated financial condition, statement of income or cash flows.

In the current year the Company had expenses for legal matters in the amount of US$ 436 thousand, consisting of expenses in the net amount of US$ 442 thousand and a reduction of legal costs due to a release of an accrual for legal expenses in the amount of US$ 6 thousand.

8 Risks and Uncertainties

The company generates revenue by providing securities trading and brokerage activities to mainly private customers and some institutional customers in Germany. Most of the revenues for these services are transaction based.

As a commission broker the company is dependent on the order volume, which on the other hand depends on the market movement.

Since MiFID II started on January, 3rd 2018 there were a lot of new organizational requirements for us. We had to invest a lot of money in our IT-infrastructure.

During the year all requirements were fulfilled.

To be less dependent from our clearing partners and expand our products that we can offer to the customers, the company invested in its IT-structure and realized new clearing agreements in Germany.

Mainly the broker-dealing of crypto will start early in 2019 to generate a new source of revenues. The company is the one and only licensed broker-dealer of crypto in Germany.

A secondary offering or follow-on offering in early February will – when fully underwritten by (only non-US) clients/shareholders – bring additional funds of US$ 1,122 thousand as a shareholder equity.

Also the cost cutting efforts by US$ 126 thousand/month through downsizing the office in Berlin SonyCenter (less office rent, less personal, less cars) will strengthen the liquidity dramatically.

For the foreseeable future we do not expect any severe problems for the company.

9 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contract and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently

require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company did not enter into any guarantee agreements as defined above.

10 Regulatory Requirements

vPE is a registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specific fixed percentage of total aggregate indebtedness recorded in vPE's FOCUS report filed with the Financial Industry Regulatory Authority ("FINRA"), or US$ 5 thousand, whichever is greater. At December 31, 2018, the Company's regulatory minimum net capital required was US$ 70 thousand, and its regulatory net capital in excess of the minimum was US$ 719 thousand.

The Company is subject to capital requirements promulgated by other regulatory bodies in Germany. At December 31, 2018 the Company was in compliance with these capital requirements.

The United States Securities and Exchange Commission affirmed SIPC's determination that vpE is completely excluded from SPIC membership for the calendar year 2018 pursuant to Section 3 (a)(2)(A)(i) of SIPA because vPE's principal business is conducted outside of the United States of America and its territories and possessions.

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 ("Computation for Determination of Reserve Requirements"), in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k) (2) (II) of Rule 15c3-3 under the Securities Exchange Act of 1934. All customer transactions are cleared through another broker dealer on a fully disclosed basis. The name of the clearing firm is APEX Clearing & Outsourcing, Inc., Dallas (USA).

11 New Accounting Pronouncements section

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, which has been codified into the ASC 606 - *Revenue from Contracts with Customers.* This ASU changes how Companies recognize revenue and applies to substantially all industries. The purpose of the new ASU is to bridge the gap between US GAAP and IFRS and develop a common revenue standard that removes inconsistencies, provides a more robust framework, provides more useful information to users of the financial statements, and improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

There are no impacts on vPE that result from adopting ASU No. 2014-09, since the transaction services, which are the main services provided by vPE, directly lead to turnover.

The FASB further issued ASU No. 2015-14 to defer the effective date of this new standard. The ASU is now effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018, early adoption being permitted. The Company has performed a detailed assessment of its revenue streams according to the new standard and concluded that there is not a material impact resulting from adoption. As a result, no adjustments were necessary under either the full or modified retrospective approaches.

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. At inception, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements, with certain practical expedients available. The Company is involved in lease agreements as a lessee and these leases (including rental agreements) will be treated as finance leases, with the exception of short-term leases and low value leases. As a consequence, it will recognize in the statement of financial position the assets and the liabilities for the lease, while in the statement of profit and loss the interest cost and the depreciation of the leased asset instead of the operating lease expenses will be recognized.

The new accounting treatment will therefore lead to an increase in net debt, a higher EBITDA and a higher invested capital. The Company is still evaluating the full impact but estimates increases for right-of-use assets and lease liabilities related to the adoption of ASC 842 that are roughly equivalent to the total minimum lease payments represented in Note 7 above, discounted with an appropriate rate.

12 Subsequent Events

The Company evaluated subsequent events through February 26, 2019, the date the consolidated financial statements were available to be issued. There are no subsequent events to be reported.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of December 31, 2018

vPE is claiming exemption pursuant to provisions of SEC Rule 15c3-3(k)(2)(ii) without exception.

In 2018 vPE operated pursuant to SEC Rule 15c3-3(k)(2)(ii) in that it does not hold customer funds or safe keep customer securities. Moreover, from January 1st until the end of 2018 the firm met the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) without exception.

Schedule I

vPE WertpapierhandelsBank AG
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2018
(Dollars in Thousand)

Net Capital

Total stockholders' equity	$ 2,608
Deductions:	
Non allowable assets	
Securities not readily marketable	$ 0
Exchange memberships	$ 0
Receivables	$ 1,200
Furniture, equipment and leasehold improvements, net	$ 479
Other assets	$ 140
	$ 1,819
Net capital	$ 789
Minimum Net Capital Required	$ 70
Excess Net Capital	$ 719

In the Focus Report as of December 31, 2018 (filed January 25, 2019) the reported stockholders' equity was $ 2,736, The difference of $ 128 to the actual amount of $ 2,608 can be reconciled as follows:

Additional commissions of $ 45 and additional income tax expense of $ 83 led to an additional loss of $ 128.

This led to a $ 128 lower total stockholders' equity of $ 2,608 (FOCUS $ 2,736 minus additional loss of $ 128).

Furthermore the Investment in Subsidiaries reported in the FOCUS report have been consolidated, which lead to § 59 higher cash and $ 68 less investment in subsidiaries. The adjustment of depreciation lead to $ 6 higher equipment and a reconciliation of VAT to $ 3 higher current assets. This lead in total to $ 59 less non allowable assets of $ 1,819 (FOCUS $ 1,877 plus a round difference of $ 1). The $ 128 lower total stockholders' equity and $ 59 lower non allowable assets lead to a $ 9 higher Minimum Net Capital of $ 70 (FOCUS $ 61) and to a $ 78 less Excess Net Capital of $ 719 (FOCUS $ 797).

Schedule II

Reconciliation with vpE´s computation of

Net Capital (included in part II of form X-17A-5 as of December 31, 2018)

(Dollars in Thousand)

Net capital, as reported in Company´s part II (unaudited) FOCUS report $ 858

Difference in total stockholder´s equity

Total stockholders' equity at Dec 31, 2018 as reported in FOCUS report	$ 2,736	
Total stockholders' equity at Dec 31, 2018 as per the audited consolidated financial statement	$ 2,608	
Change of Non Allowable Assets	$ 59	$ (69)

Net capital per the preceding $ 789

The difference in the stockholder´s equity at December 31, 2018 is due to the allowance of additional costs of $ 128 and a decrease of the Non Allowable Assets of $ 59 in the annual accounts, in total $ 69 less.



Review Report of Independent Registered Public Accounting Firm

Board of Directors vPE WertpapierhandelsBank AG

Munich, Germany

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) vPE WertpapierhandelsBank AG ("the Company") identified the following provisions of the Securities Exchange Act of 1934 ("SEA") Rule 17 C.F.R. § 15c3-3(k) under which vPE WertpapierhandelsBank AG claimed an exemption from Rule 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) vPE WertpapierhandelsBank AG stated that vPE WertpapierhandelsBank AG met the identified exemption provision throughout the most recent fiscal year without exception. Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO AG Wirtschaftsprüfungsgesellschaft

Munich, Germany

February 26, 2019



vPE WertpapierhandelsBank AG | Maximiliansplatz 17 | 80333 München

02/26/2019

To Whom It May Concern:

We are principals of vPE WertpapierhandelsBank AG ("VPEAG") and are filing this report pursuant to SEC Rule 17a-5.

In 2018 VPEAG operated pursuant to SEC Rule 15c3-3(k)(2)(ii) in that it does not hold customer funds or safe keep customer securities. Moreover, from January 1st until the end of 2018 the firm met the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) without exception.

Should you require any additional information please do not hesitate to contact the undersigned.

We, Lars Ewaldsen and Marquard Freiherr von Pfetten-Arnbach, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Lars Ewaldsen   Marquard Freiherr von Pfetten-Arnbach

Maximiliansplatz 17   Vorstände / CEO's: Tel. +49(0) 89-29 64 91   St.Nr.: 143/101/81006
D-80333 München   Marco Freiherr v.Pfetten-Arnbach Fax.+49(0) 89-22 50 60   BaFin-RegNr.: 115868
www.vpeag.de   Dipl.-Kfm. Lars Lorenz Ewaldsen   le@vpeag.de   HRB München 123226
Gesetzliche Sicherungseinrichtung: EdW – Entschädigungseinrichtung für Wertpapierhandelsunternehmen,
Member of FINRA – Consolidated financial Industry Regulatory Authorithy / Chairman of Supervisory Board: Claus Vogt